Cumberland Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2005

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cumberland Resources Ltd. (“Cumberland” or the “Company”) and compares its 2005 financial results to the previous two years.  This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year-ended December 31, 2005 (the “Financial Statements”).  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Differences between Canadian and United States generally accepted accounting principles that would affect the Company’s reported financial results are disclosed in Note 15 of the Financial Statements.  This MD&A is made as of March 30, 2006.

This MD&A contains certain statements which may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States.  Forward-looking statements include, but are not limited to, statements regarding mine development programs, mineral resource estimates and statements that describe the Company’s future plans, objectives or goals.  Forward-looking statements involve various known and unknown risks and uncertainties, which may cause actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such statements.   As a result, readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates.  Important factors that could cause actual results to differ materially from the Company’s expectations include results of mine permitting activities, future gold prices, future prices of fuel, steel and other construction items, as well as other risk factors described under the heading “Risk Factors” in the Company’s most recent Annual Information Form.

Additional information relating to Cumberland, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

TABLE OF CONTENTS

1.

Summary of Recent Activities and Business Outlook

2.

Business Overview

3.

Review of Financial Results

4.

Liquidity and Capital Resources

5.

Financial Outlook

6.

Foreign Currency, Interest Rate and Commodity Price Risk

7.

Disclosure Controls and Procedures

8.

Outstanding Share Data

9.

Risk Factors

1. SUMMARY OF RECENT ACTIVITIES AND BUSINESS OUTLOOK

The Meadowbank Feasibility Study

In the first quarter of 2005 the Company announced the results from the Feasibility Study (“Study”) on the Company’s 100% owned Meadowbank Gold Project located in Nunavut, Canada.  The results of the Study are summarized in the Technical Report prepared by AMEC Americas Ltd. in accordance with National Instrument 43-101 and filed on SEDAR on March 31, 2005.  The Study incorporates improvements to the Meadowbank mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC, including increased annual production and mill throughput, changes to open pit scheduling, and a proposed conventional access road to connect the project to the community of Baker Lake.

As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) Limited (“SRK”) completed a due diligence audit of the Study in December 2005.  SRK reviewed all technical aspects of the Study.  The Company updated the Feasibility Study financial model for the findings of the SRK audit and announced improvements to the project’s economics in December 2005.  The financial projections assume a long term gold price of US$400/oz., an exchange rate of US$0.75 per Cdn$1.00, and full equity financing.

Meadowbank Gold Project (December 2005 update)*

(assuming US$400/oz. gold, and US$0.75 per Cdn$1.00)

Open Pit Mineral Reserve (Proven & Probable)**	2,890,000 ounces
Average Life of Mine Recovery Rate	93.2%
Mine Life	8.1 years
Average Annual Production Rate Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$175 US$201
Pre-tax Net Present Value @ 0% After-tax Net Present Value @ 0%	US$243 million US$155 million
Pre-tax Internal Rate of Return After-tax Internal Rate of Return	17.6% 12.8%
Pre-production Capital Costs	$313 million
Payback Period	3.8 years

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this MD&A have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this MD&A may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

* Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

** Meadowbank Gold Reserves (First Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101.  Dr. Mike Armitage, Managing Director of SRK (the bank appointed independent engineer) is the independent Qualified Person responsible for preparation of stated reserves.

Meadowbank exploration

The Company completed 11,700 metres of drilling at Meadowbank in 2005 in three phases.  The Phase I and Phase II exploration programs were successful in expanding the size of the Goose Island deposit, intersected encouraging mineralization in the Goose Island South area, and resulted in the discovery of the new Cannu zone.  The Cannu zone represents the potential northward extension of the mineralization delineated in the proposed Portage open pit.  A Phase III drill program, which was undertaken to assess the expansion potential of the Cannu zone, returned additional high grade, near surface gold mineralization which appears to indicate the continuous nature of the Cannu mineralization.

The Company has planned a $3.9 million (9,000 metres) drilling program for 2006, which will commence in late March.  The two phase exploration program will focus on defining gold resources and reserves at the Cannu zone and exploring other targets along the 25 kilometre Meadowbank gold trend.

Environmental Permitting & Inuit Impact Benefit Agreement

The development of the Meadowbank Project is being reviewed by the Nunavut Impact Review Board (“NIRB”) as provided under the Nunavut Land Claims Agreement.  The NIRB has reviewed the Company’s Draft Environmental Impact Study and, in May 2005, advanced the project from a conformity review to a technical review.  The Company participated in pre-hearing conferences with the NIRB in June 2005.  In July 2005, the Company received the NIRB’s Pre-Hearing Decision Report.  The Company submitted the Final Environmental Impact Statement (“Final EIS”) to the NIRB in early November.  The Final EIS included responses to matters raised through the NIRB’s review of the Draft EIS.  The NIRB, the leading authorizing agency, is completing a technical review of the Final EIS, the final hearings for which commenced on March 27, 2006.  The NIRB will then submit its recommendation and report to the Federal Minister of Indian and Northern Affairs, for final approval of the project certificate.  The Company believes that the permitting process is substantially on track for completion in early 2006.  However, government regulatory agencies are key participants in the review and licensing process and, as a result, the schedule is not entirely under the Company’s control.

During 2005 the Company also commenced formal discussions and negotiations with the Kivalliq Inuit Association (“KIA”) relating to the Inuit Impact Benefit Agreement (“IIBA”) for the Meadowbank project.  In February 2006, the Company and the KIA announced that they had reached an Agreement in Principle with respect to the IIBA.  The IIBA will ensure that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The IIBA also outlines the special considerations and compensation that Cumberland will provide for Inuit regarding traditional, social and cultural matters.

Development schedule

The engineering and construction schedule for the project assumes that a positive NIRB recommendation and report is obtained in early 2006 allowing for procurement and mobilization of construction equipment and supplies during the limited 2006 summer shipping season (mid-July to late September).  Construction of the access road from Baker Lake to the Meadowbank site would commence in the fall of 2006, subject to the receipt of requisite licences.  Upon completion of the access road, a mine construction period of approximately 18 months is required with production commencing during the second half of 2008.  Construction activities in 2007 and 2008 assume that all requisite financing and licences are received, and that the Company is able to procure all necessary equipment on a timely basis.

Project financing

In March, 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  At a Cdn$600 per ounce gold price, the monetized value of the gold loan would be approximately Cdn$250 million.  The bank commitment and the Company’s ability to draw down under the facility are subject to the satisfaction of certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  The first draw down under the debt facility is expected by the first quarter of 2007.  The proceeds from this gold loan facility would be applied to partially finance the development and construction activities at the Meadowbank Gold Project.

Meliadine Property Interests

On January 1, 2006, the Company received a $1.5 million option payment from Comaplex Minerals Corp. (Comaplex) with respect to its 22% interest (carried to production) in the Meliadine West Gold Project.  The Company is entitled to receive an annual option payment of $1.5 million (plus an inflation adjustment) from Comaplex every year until commercial production is achieved at the Meliadine West Gold Project.

2. BUSINESS OVERVIEW

The Company is in the business of exploring and developing mineral properties, and is currently focused on the development of its 100% owned Meadowbank Gold Project located in the Nunavut Territory of Canada, on which we propose to develop an open pit gold mine.

The Company completed a bankable feasibility study on the Meadowbank project in 2005.  The Study outlines a conventional open pit gold mine with a mine life of 8.1 years and proven and probable reserves of 2.9 million ounces.  The Company is currently in the process of securing the requisite mine permitting and financing to allow a production decision.  The project schedule assumes that a positive NIRB recommendation and report is received on a timely basis to allow procurement and mobilization of construction equipment and supplies in the limited 2006 summer shipping season.  Construction activities would then commence in the fall of 2006, subject to the receipt of requisite licences, with mine production commencing during the second half of 2008.  Construction activities in 2007 and 2008 assume that all requisite financing and licences are received, and that the Company is able to procure all necessary equipment on a timely basis.

The Company continues to conduct exploration at the Meadowbank project in order to increase gold reserves and resources.  The Company completed a $3.9 million exploration program in 2005 which resulted in the discovery of the new Cannu zone.  The Company has planned a $3.9 million exploration program for 2006 to focus on defining gold resources and reserves at the Cannu zone and exploring other targets on the Meadowbank property.

At December 31, 2005, the Company also had a 22% carried to production interest in the Meliadine West joint venture, and was receiving annual option payments from the operator of the joint venture (Comaplex) in accordance with the option agreement signed in 1995.  On January 1, 2006 the Company received an option payment of $1.5 million.  Under the option agreement, the Company is entitled to receive an annual option payment of $1.5 million (plus an inflation adjustment) from Comaplex every year until commercial production is achieved at the Meliadine West Gold Project.  The Company’s share of exploration costs on the Meliadine West property is funded through a contingent non-recourse loan and is only repayable by the Company if commercial production is achieved and would be repaid only out of production cash flow.

The Company currently has no other sources of operating revenue.  The Company has working capital of $27.5 million at December 31, 2005 and will require substantial additional financing to complete development of a mine at Meadowbank.

3. REVIEW OF FINANCIAL RESULTS

a) Selected Annual Information

The Company’s results of operations for the years ended December 31 are summarized below:

	2005 $	2004 $	2003 $

Option receipts	500,000	500,000	500,000
Interest and other income	1,904,718	2,499,210	1,056,077
Exploration and development costs	(7,667,949)	(9,040,483)	(11,518,663)
General administrative and other expenses	(3,311,135)	(2,590,257)	(1,990,241)
Stock based compensation expense	(1,117,671)	(1,900,013)	(1,481,612)

Loss for the period	(9,692,037)	(10,531,543)	(13,434,439)

Net loss per share, basic and fully diluted	($0.18)	($.19)	($0.30)

Total assets	43,472,291	51,519,283	59,302,768
Total long-term liabilities	475,603	640,847	889,696
Shareholders’ equity	41,676,900	49,986,909	57,082,453
Dividends	n/a	n/a	n/a

This financial information has been reported in accordance with Canadian GAAP, and is denominated in Canadian Dollars, the Company’s reporting currency.  A reconciliation of the Company’s results of operations and financial position to US GAAP is provided in Note 15 of the Financial Statements.

b) Critical Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 of the Financial Statements.  The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.  Actual results could be materially different from those estimates.

Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to implement a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

The Company has not yet made a production decision to develop a mine on any of its mineral properties and therefore all development costs were expensed in 2005.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company’s mineral rights are generally enforceable regardless of whether proven and probable reserves have been established. The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.  No write downs of mineral property interests were recorded in 2005.

Site closure costs

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from it’s mineral property sites in Nunavut and to perform other site reclamation work.  Although the timing and amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $475,603 at December 31, 2005 based on the expected payments of $1,168,526 to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.  Future changes in the assumed timing and amount of site restoration costs, or in the discount rate, could have a material impact on the Company’s recorded obligation for site closure costs.

Accounting for stock-based compensation

The Company accounts for stock-based compensation, including stock options and warrants granted to employees, directors and consultants, under the fair value based method.  The fair value of the stock options and warrants is calculated at the date of grant and then amortized over the vesting period.  The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options and warrants.  This model is subject to various assumptions including the expected life of the option and the volatility of the Company’s share price.  The Company relies primarily on historical information as the basis for these assumptions.

c) Results of Operations

2005 compared to 2004

The Company incurred a net loss of $9.7 million for the year-ended December 31, 2005, compared to a net loss of $10.5 million for the year-ended December 31, 2004.  The reduction in net loss during 2005 is primarily attributable to a $1.4 million reduction in exploration and development costs and a $0.8 million reduction in stock-based compensation expense, which were partially offset by increased project financing costs and lower gains on investments in public companies.

The Company had no operating revenues in either 2005 or 2004, as it has not commenced mining operations.  In both 2005 and 2004, the Company received the annual $500,000 option payment from the operator of the Meliadine West joint venture in accordance with an option agreement signed in 1995.

The most significant component of the Company’s net loss for both 2005 and 2004 was exploration and development costs related to Meadowbank.  During 2005 and 2004, the Company incurred costs of $7.4 million and $9.0 million respectively on exploration and development of the Meadowbank project.  The $1.6 million reduction in 2005 is due to the completion of the infill drilling and engineering studies which were necessary to complete the feasibility study in early 2005.  These cost reductions were partially offset by increased environmental and permitting related costs in 2005.

The $7.4 million of costs incurred at Meadowbank in 2005 included (i) a $3.9 million exploration program, comprised of approximately 11,700 meters of drilling designed to increase gold resources and reserves, and to further explore the newly identified Cannu zone, (ii) $2.6 million in environmental and permitting related costs, including costs related to the IIBA negotiations and (iii) $0.9 million of costs related to completion of the feasibility study and other engineering studies in 2005.

The costs associated with the Company’s 22% carried interest in Meliadine West are being financed by way of a contingent non-recourse loan from the property operator which will only be repayable by the Company if commercial production is achieved and will be repaid only out of production cash flow.

General and administrative and other expenses increased to $3.3 million in 2005 from $2.6 million in 2004.  This increase is primarily due to the $0.6 million of project financing costs related to the pre-arranging advisory mandate awarded in June 2005 to SG Corporate & Investment Banking (a division of Societe Generale Group).  Project financing costs also include the costs of the technical audit of the Meadowbank feasibility study that was performed by the bank-appointed independent engineer in 2005.

Stock-based compensation expense decreased to $1.1 million in 2005 from $1.9 million in 2004.  The expense decreased primarily because the stock options vesting in 2005 had a lower average fair value than the stock options that vested in 2004.  The amount of stock options granted in 2005 was comparable to 2004.

Interest and other income decreased to $1.9 million in 2005 from $2.5 million in 2004 due to lower gains realized from sales of the Company’s investment in Eurozinc Mining.  During 2005 the Company sold its remaining 1,480,000 Eurozinc shares for a gain of $1.1 million compared to 2,920,000 Eurozinc shares sold in 2004 for a gain of $1.6 million.

2004 compared to 2003

The Company incurred a net loss of $10.5 million for the year-ended December 31, 2004, compared to a net loss of $13.4 million for the year-ended December 31, 2003.  The reduction in net loss during 2004 is primarily attributable to a $2.5 million reduction in exploration and development costs and a $1.5 million increase in the gain on investments in public companies, which were partially offset by increases in stock-based compensation expense and general and administrative and other expenses.

The Company had no operating revenues in either 2004 or 2003, as it had not commenced mining operations.  In both 2004 and 2003, the Company received the annual $500,000 option payment from the operator of the Meliadine West joint venture in accordance with an option agreement signed in 1995.

The most significant component of the Company’s net loss for both 2004 and 2003 was exploration and development costs related to Meadowbank.  During the years ending December 31, 2004 and December 31, 2003, the Company incurred exploration and development costs of $9.0 million and $11.2 million respectively on the Meadowbank project.  The $2.2 million reduction in 2004 is primarily attributable to the additional costs associated with the timely completion of the 2003 programs, including helicopter related costs, which resulted in higher exploration costs in 2003.  Consulting engineering costs related to completion of the Meadowbank feasibility study were also lower in 2004 than in the prior year.

The $9.0 million of costs incurred at Meadowbank during 2004, included (i) a $5.8 million field program, comprising two phases of drilling totaling approximately 18,200 meters designed to increase the open pit potential of the project in support of the ongoing feasibility study, and to further explore the PDF deposit and other targets, (ii) $1.4 million of costs related to the feasibility studies which commenced in early 2003 and (iii) $1.7 million in environmental permitting related costs.

General and administrative and other expenses increased from $2.0 million in 2003 to $2.6 million in 2004.  This increase primarily relates to the higher level of activity and required management staff in 2004 as well as higher corporate insurance costs.

Stock-based compensation expense increased from $1.5 million in 2003 to $1.9 million in 2004.  The stock-based compensation expense is a non-cash item based on the estimated fair value of stock options vesting during the year.  The total number of stock options granted in 2004 was comparable to 2003 and the average fair value of stock options granted in 2004 was lower than in the prior year, however, a significant portion of the 2003 option grants did not vest until 2004 resulting in a higher recorded expense in the current year.

Interest and other income increased from $1.0 million in 2003 to $2.5 million in 2004 due to the increased gains realized from sales of the Company’s investment in Eurozinc Mining.  During the year ended December 31, 2004 the Company sold 2,920,000 Eurozinc shares for a gain of $1.6 million compared to 266,666 shares sold in 2003 for a gain of $0.04 million.

d) Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:

	2005				2004
	Fourth	Third	Second	First	Fourth	Third	Second	First

Option receipts	-	-	-	500,000	-	-	-	500,000
Other income	207,563	478,239	358,457	860,459	354,885	303,512	732,859	1,107,954

Exploration and development costs	(1,799,989)	(2,191,953)	(2,572,390)	(1,103,617)	(939,069)	(2,125,327)	(3,937,040)	(2,039,047)
Stock-based compensation	(33,062)	(52,804)	(939,518)	(92,287)	(194,272)	(1,276,206)	(204,845)	(224,690)
Other expenses	(1,050,676)	(944,328)	(699,087)	(617,044)	(557,591)	(554,831)	(760,328)	(717,507)

Net loss	(2,676,164)	(2,710,846)	(3,852,538)	(452,489)	(1,336,047)	(3,652,852)	(4,169,354)	(1,373,290)
Net loss per share	(0.05)	(0.05)	(0.07)	(0.01)	(0.02)	(0.07)	(0.08)	(0.03)

The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  The increase in Other expenses in the third and fourth quarter of 2005 is due to increased project financing costs for the pre-arranging advisory mandate and the related technical audit of the feasibility study.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

4. LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of cash during the 2005 were proceeds from the sale of shares in Eurozinc Mining ($1.1 million), interest income and option receipts from the operator of the Meliadine West joint venture ($0.5 million).  The Company has not yet commenced mining operations and consequently has no other internal sources of cash.

At December 31, 2005 the Company had cash and cash equivalents and short-term investments of $27.9 million (2004 - $37.1 million).  The majority of this amount is invested in highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances, with maturities through October 20, 2006.  The counter-parties consist of financial institutions and the Canadian government.

The Company used $8.8 million in operating activities, primarily for exploration and development costs on the Company’s 100% owned Meadowbank property.  The Company also had capital expenditures of $1.3 million during the year, primarily related to the construction of an airstrip at the Meadowbank site.

At December 31, 2005 the Company had working capital of $27.5 million as compared to $37.0 million at December 31, 2004.  The following is a summary of the Company’s outstanding contractual obligations and commitments as at December 31, 2005:

	Payments due by period

		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years

Capital lease obligations	204,995	204,995	-	-	-

Operating lease obligations	363,267	204,267	159,000	-	-

Contingent payments (1)	1,300,000	-	1,300,000	-	-

Site closure costs (2)	1,168,526	-	-	-	1,168,526

Total contractual obligations	3,036,788	409,262	1,459,000	-	1,168,526

(1)   The Company has three employment contracts in place that provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.

(2)   The Company has estimated future costs of $1,168,526 to be incurred primarily in 2017 related to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

The Company has committed to use certain third party mobile equipment between 2006 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $3.7 million.

The Company also has a contingent loan balance which totals $17,216,767 at December 31, 2005 [2004 - $15,121,045]. This loan is to be repaid only if commercial production at Meliadine West is achieved and is to be paid only out of production cash flow (as defined in the joint venture agreement).

5. FINANCIAL OUTLOOK

The outlook for the Company is dependent on the successful permitting, development and exploitation of the Meadowbank Gold Project.  Assuming that all required approvals are received and a final production decision is made by the Company with respect to Meadowbank, substantial long-term financing would be required to develop and construct the property.  The estimated initial capital costs for the Meadowbank project are $313 million, excluding working capital, capitalized financing costs  and the costs associated with any cost overrun security that  may be required as a condition of bank financing.  The Company anticipates that financing would be derived from a combination of debt and equity financing.  In March, 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment and the Company’s ability to draw down under the facility are subject to the satisfaction of certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  The first draw down under the debt facility is expected by the first quarter of 2007.  The proceeds realized from this project debt facility will finance a significant portion of the development and construction activities at the Meadowbank Gold Project.  The amount of additional equity that the Company may be required to raise has yet to be determined and will depend on a number of factors, including i)the amount of cash the Company has on hand, ii)the amount of any project capital assistance that the Company may be able to secure from government sources and iii) proceeds realized from any incremental  subordinated indebtedness that the Company may raise in the future.

The ultimate success of Meadowbank will be dependent on, among other factors, the actual capital and operating costs of the project, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company partially finances the development of Meadowbank with long-term debt financing, the Company’s future profitability may be sensitive to market interest rates.

On January 1, 2006 the Company received the $1.5 million option payment from the operator of the Meliadine West joint venture.  The Company has planned a $3.9 million exploration program at Meadowbank in 2006.  In addition, the Company expects to incur approximately $5.4 million on other Meadowbank project development activities and a further $3.4 million on general and administrative, project financing and other corporate expenditures.  The Company will be able to fund these expenditures from its existing balances of cash and short-term investments.

If the required approvals are received on a timely basis to allow procurement and shipping of equipment during the limited 2006 summer shipping season, and if a final production decision is made to construct a mine at Meadowbank, then the Company could spend an additional $30-35 million on mine construction activities in 2006, in which case additional financing would be required.

6.  FOREIGN CURRENCY, INTEREST RATE AND COMMODITY PRICE RISK

The Company has not commenced mining operations and accordingly, has no gold operating revenues.  However, fluctuations in the prices of commodities such as gold, fuel, steel and other items required for the construction and operation of a gold mine could have a significant impact on the profitability of the Meadowbank project and therefore could impact the Company’s production decision and its ability to secure future financing on reasonable terms.

At December 31, 2005 the Company does not have significant foreign currency assets or liabilities and does not incur significant expenses in foreign currencies.  However, it is anticipated that the sales price of gold derived from the Company’s Meadowbank project will be denominated in U.S. dollars, while the capital and operating costs of the Meadowbank project will be denominated primarily in Canadian dollars.  As a result, the fair value of the Meadowbank mineral property, as well as the future profitability of the Meadowbank project, could be impacted by changes in the U.S. dollar currency exchange rate relative to the Canadian dollar.

The Company currently has no interest bearing long-term liabilities.  However, if the Company partially finances the development of Meadowbank with long-term debt financing, the Company’s future profitability could be sensitive to market interest rates.   In addition, the rate of return on the Company’s portfolio of short-term investments and cash equivalents is subject to change based on movements in market interest rates.

The Company does not currently engage in any hedging or derivative transactions to manage these risks

7. DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management has completed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined under Multilateral Instrument 52-109), as of December 31, 2005.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of these disclosure controls and procedures was effective.

8. OUTSTANDING SHARE DATA

The following is a summary of changes in outstanding shares and stock options since December 31, 2005:

	Common shares outstanding	Stock options outstanding	Warrants outstanding	Share capital $
Balance, December 31, 2005	55,144,441	4,066,500	125,000	112,565,733
Stock options exercised	236,500	(236,500)	-	718,131
Balance, March 30, 2006	55,380,941	3,830,000	125,000	113,283,864

9. RISK FACTORS

The Company’s business is subject to factors that could cause actual results to differ materially from the Company’s expectations.  Such factors include results of mine permitting activities, future gold prices, future prices of fuel, steel and other construction items, the availability of mining equipment and seasonal shipping as well as other risk factors described under the heading “Risk Factors” in the Company’s most recent Annual Information Form, which is available on SEDAR at www.sedar.com.